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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Thorn Tree Resources LLC
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

888 Seventh Avenue, Suite 1608
--------------------------------------------------------------------------------
                                    (Street)

New York, New York 10106
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Emex Corporation (EMEX)

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     June 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                     (Over)
                            (Print or Type Response)             SEC 1474 (3/91)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                       9.           Owner-
                                                                                                       Number       ship
                                                                                                       of           Form
            2.                                                                                         Deriv-       of
            Conver-                   5.                               7.                              ative        Deriv-   11.
            sion                      Number of                        Title and Amount                Secur-       ative    Nature
            or                        Derivative     6.                of Underlying      8.           ities        Secur-   of
            Exer-            4.       Securities     Date              Securities         Price        Bene-        ity:     In-
            cise    3.       Trans-   Acquired (A)   Exercisable and   (Instr. 3 and 4)   of           ficially     Direct   direct
            Price   Trans-   action   or Disposed    Expiration Date   ----------------   Deriv-       Owned        (D) or   Bene-
1.          of      action   Code     of(D)          (Month/Day/Year)            Amount   ative        at End       In-      ficial
Title of    Deriv-  Date     (Instr.  (Instr. 3,     ----------------            or       Secur-       of           direct   Owner-
Derivative  ative   (Month/  8)       4 and 5)       Date     Expira-            Number   ity          Month        (I)      ship
Security    Secur-  Day/     ------   ------------   Exer-    tion               of       (Instr.      (Instr.      (Instr.  (Instr.
(Instr. 3)  ity     Year)    Code V    (A)   (D)     cisable  Date     Title     Shares   5)           4)           4)       4)
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
Convertible                                                          Common
Note        $2.30   6/4/02  J(1)     $11,089,637.87  Immed. ---      Stock   4,821,581 $11,089,637.87 $11,089,637.87  D
------------------------------------------------------------------------------------------------------------------------------------
Common
Stock
Warrants
(Right                                                               Common
to Buy)     $1.15   6/4/02  J(2)     416,666         Immed. 6/4/07   Stock   416,666   $1.15         416,666          D
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====================================================================================================================================

Explanation of Responses:


(1) Emex Corporation (the "Issuer") executed an Amended and Restated Secured Grid Accretion Note (the "Convertible Note") in favor of Thorn Tree Resources LLC, a Delaware limited liability company ("Thorn Tree"), in the principal amount of up to $15,232,308.25 effective June 4, 2002. The outstanding principal amount of the Convertible Note accrues interest at a rate of the "prime rate" in the East Coast Edition of the Wall Street Journal as of the first day of each 365-day period plus 4 percent per annum. The outstanding principal and interest are due on June 4, 2007. From and after June 4, 2002, Thorn Tree has the right to cause the outstanding principal and interest of the Convertible Note to be converted, in whole or in part, to the Issuer's Common Stock at $2.30 per share, subject to certain adjustments. The number of underlying shares in item 7 above represents the number of shares of the Issuer's Common Stock that Thorn Tree would receive upon conversion of the entire principal amount outstanding as of June 30, 2002. Pursuant to the Convertible Note, Thorn Tree may lend the Issuer an additional $4,142,670.38 through December 31, 2002. If Thorn Tree lends such amount to the Issuer, it will have the right to acquire 1,801,161 additional shares of Common Stock. This number does not take into account shares that would be received upon conversion of accrued interest.

(2) In connection with the execution of the Convertible Note, the Issuer granted Thorn Tree warrants to purchase 416,666 shares of the Issuer's Common Stock at $1.15 per share, subject to certain anti-dilution adjustments. The warrants are exercisable at any time and expire on June 4, 2007. The number of warrants in item 7 above represents the number of shares Thorn Tree would receive upon exercise of all the warrants.


By:   /s/ David H. Peipers                                July 8, 2002
      --------------------                                Date
        David Peipers, Manager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.